UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor New York,
New York 10005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The information contained in this report, except the second paragraph of Exhibit 99.1, which contain certains quotes by the Chairman and Chief Executive Officer of BeyondSpring Inc. (“BeyondSpring”), is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-224437 and Registration Statement on Form S-8, File No. 333-216639.

Exhibit No.	Description

99.1	Press release, dated October 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf     by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang

Name: Lan Huang
Title: Chairman and Chief Executive Officer

Date: October 23, 2018